T. Rhys James Direct Dial: 804.823.4041 Direct Fax: 804.823.4099 rjames@kv-legal.com

June 30, 2016

VIA EDGAR AND FEDEX OVERNIGHT

Kim McManus, Esq.

Senior Attorney

Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3233

100 F Street, N.E.,

Washington, DC 20549

Re:	GK Investment Holdings, LLC
Amendment No. 3 to Offering Statement on Form 1-A
Filed June 30, 2016 File No. 024-10510

Dear Ms. McManus:

On behalf of GK Investment Holdings, LLC, a Delaware limited liability company (the "Issuer"), I am submitting the following letter to the U.S. Securities and Exchange Commission (the "Commission") in response to the comment letter dated May 27, 2016 (the "Comment Letter") to the Issuer's Amendment No. 2 to its Offering Statement on Form 1-A filed on May 5, 2016 ("Amendment No. 2") received from the staff of the Division of Corporation Finance (the "Staff") of the Commission. This letter is being submitted contemporaneously with the filing of Amendment No. 3 to the Offering Statement on Form 1-A ("Amendment No. 3") containing changes made in response to the Staff's comments and for the purpose of updating and revising certain information in Amendment No. 2. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 3.

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company.

For the Staff's ease of review, we have also provided two clean copies of Amendment No. 3, and two copies to show changes against Amendment No. 2. All page references in the responses are to pages of the clean copy of Amendment No. 3.

Richmond Office | 1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000

Richmond Office Mailing Address | P.O. Box 2470 | Richmond, VA 23218-2470

www.kv-legal.com

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

June 30, 2016

Commission's Comment 1. We note that on November 12, 2015, you acquired Lake Mead Crossing. Please provide the operating data required by Item 15 of Form S-11 for the real estate properties that you own. In addition, please provide the data required by Item 14(d) and (e) of Form S-11.

Issuer's Response: In response to the Staff's comment, please see the revised disclosure on pages 41 – 43. The Issuer believes it has provided all of the information required by the referenced items of Form S-11; provided, however that it is only able to provide occupany data for periods in which it has owned the property because it does not have access to the information from the prior owner.

Commission's Comment 2. We note your response to comment 2 and related disclosure indicating that the value of the Ridgmar and Lakeview Equity was "determined by an independent, third party appraisal." Please revise to file the third party consent as contemplated by Item 17, paragraph 11 of Form 1-A or advise.

Issuer's Response: This comment was discussed telephonically with the Staff. Based on Compliance and Disclosure Interpretation 141.02 published by the Commission and discussions with the Staff, the disclosure has been revised to indicate that the values of Ridgmar Equity and Lakeview Equity were determined by management relying, in part, upon independent, third party appraisals. In response to the Staff's comment, please see the revised disclosure on pages 5, 45, 51 and 61.

Commission's Comment 3. We note your response to prior comment three and your revision to your filing. Please further revise your filing to indicate that the promotional fee will be $1,000,000 if the maximum offering amount is sold.

Issuer's Response: In response to the Staff's comment, please see the revised disclosure on the cover page.

Commission's Comment 4. We note that you intend to apply for quotation of the Bonds on the OTCQX Marketplace. It is unclear if the company is currently structured in a manner that would enable quotation on the OTCQX. Please advise if the company is currently structured in a manner that would permit quotation on the OTCQX. In the alternative, please tell us why you believe it is appropriate to reference your intent to apply for quotation on this market.

Issuer's Response: Issuer's counsel has had multiple communications with the OTC Markets Group regarding the eligibility of the Bond for quotation on the OTCQX, and while initial communications led the Issuer to believe that the Bonds and company are structured in a manner permitting quotation on the OTCQX, subsequent communications following the filing of Amendment No. 2 have resulted in less optimistic guidance from OTC Markets Group. In light of these conversations and the Staff's comment, the Issuer has removed references to its intent to apply for quotation on the OTCQX.

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

June 30, 2016

Commission's Comment 5. Please tell us what consideration you gave to including a risk factor to discuss risks related to the no minimum nature of the offering. For example, we note that you may have a limited number of purchasers, which could impact liquidity. Further, since you will first apply proceeds to repayment of indebtedness, you may not have additional funds for investment.

Issuer's Response: In response to the Staff's comment, please see the additional risk factor on page 9.

Commission's Comment 6. We note your disclosure on page 36 that you plan to use the proceeds from this offering to repay the mezzanine and interim loans. Please revise your use of proceeds section to include this information. Further, please revise your use of proceeds section to disclose any additional fees that would be paid to repay the mezzanine and interim loans. Your disclosure should include your relationship with the recipient of these fees. Please also describe any anticipated material changes in the use of proceeds if all of the securities being qualified on the offering statement are not sold. See Instructions 2 and 3 to Item 6 of Form 1-A.

Issuer's Response: In response to the Staff's comment, please see the revised disclosure on page 24.

Commission's Comment 7. We note on page 28 that investors will not be considered the owners or holders under the Indenture and as such they can only exercise the rights of a bondholder indirectly through DTC and its participants or Direct Transfer, as applicable. Please revise to clarify the process an investor must use to make such a request through DTC or Direct Transfer to the indenture trustee. Please also clarify whether and how the trustee will provide information to bondholders, for example, in an event of default. Last, please tell us what consideration you gave to including a risk factor addressing the fact that the trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any bondholder unless the bondholder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Issuer's Response: In response to the Staff's comment, please see the additional risk factor on page 10. Please see also the revised disclosure on page 30.

Commission's Comment 8. We note the language on page 27 indicating that the company takes "no responsibility for an accurate portrayal of this information," referencing information about DTC. Please remove this qualification.

Issuer's Response: In response to the Staff's comment, please see the revised disclosure on page 29.

Commission's Comment 9. We note your disclosure of the value of Lake Mead Crossing. Please tell us and revise your filing to disclose your basis for determining the value.

Issuer's Response: In response to the Staff's comment, please see the revised disclosure on page 38. As noted on page 38, management valued Lake Mead Crossing using the income approach methodology with the assistance of a third-party appraiser.

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

June 30, 2016

Commission's Comment 10. Please revise to reference the audit report of the Statement of Revenues and Certain Direct Operating Expenses of the Lake Mead Crossing Property.

Issuer's Response: In response to the Staff's comment, please see the revised disclosure on page 69.

Commission's Comment 11. We note you acquired Lake Mead Crossing during 2015. Please tell us how you determined the acquired business is not a predecessor.

Issuer's Response: In response to the Staff's comment, Lake Mead Crossing was purchased on November 12, 2015 by two newly formed entities Lake Mead Parent, LLC and Lake Mead Development, LLC. Both entities had no activity prior to this acquisition. The seller of Lake Mead Crossing was Lake Mead Crossings, L.L.C. an entity that was owned by Retail Properties of America, Inc., or RPAI. The sale of Lake Mead Crossing was disclosed in the annual report of RPAI on Form 10-K filed with the Commission for the fiscal year ended December 31, 2015. GK Investment Holdings, LLC, Lake Mead Parent, LLC and Lake Mead Development, LLC had no prior business relationship with RPAI.

The acquisition of Lake Mead Crossing was not an acquisition of a business entity or line of business but the acquisition of a single commercial retail asset. Upon acquisition, GK Development, Inc. became responsible for all aspects of the day-to-day management of Lake Mead Crossing, which includes: on site management of the commercial retail property and leasing and re-leasing of the vacant space.

In addition, the acquisition of Lake Mead Crossing was financed with new sources of debt and no financing of any kind was assumed by GK Investment Holdings, LLC, Lake Mead Parent, LLC or Lake Mead Development, LLC.

Commission's Comment 12. For the loan agreements under the headings 2. GK Secured Income IV, LLC and 5. GK Secured Income IV, LLC, please revise your filing to disclose the amount of the prepayment penalty.

Issuer's Response: In response to the Staff's comment, please see the revised disclosure on pages 24, F-16 and F-17.

Commission's Comment 13. We note that you recorded a gain on the acquisition of Lake Mead Crossing. Please provide us with your comprehensive analysis of how you identified all of the assets acquired and all of the liabilities assumed and determined that their fair values were appropriate to support the recognition of the gain. Please refer to the guidance in ASC 805-30-25-4 and ASC 820-10-35-24 through 820-10-35-25.

Issuer's Response: In response to the Staff's comment, please see the revised disclosure on pages F-9 and F-20.

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

June 30, 2016

Commission's Comment 14. Notwithstanding the above, please also provide us with and revise your filing to include a description of the reasons why the transaction resulted in a gain. Please refer to the guidance in ASC 805-30-50-1f.

Issuer's Response: In response to the Staff's comment, please see the revised disclosure on pages F-9 and F-20.

Commission's Comment 15. We note your response to prior comment 8. We note that disclosure on A-9 does not show any cash distributions from sales, refinancing and operations. Please explain.

Issuer's Response: In response to the Staff's comment, please see the revised disclosure on page A-9. The Issuer has now determined that distributions to investors have been a return of capital.

The Issuer respectfully believes that the revisions to the Offering Statement contained in Amendment No. 3, and the supplemental information contained herein, are responsive to the Staff's comments. Please feel free to contact me at the above number for any questions related to this filing. We appreciate the Staff's timely response.

Very truly yours,

/s/ T. Rhys James
T. Rhys James

cc:	Michael C. Sher (via electronic mail)
Robert R. Kaplan, Jr., Esq. (via electronic mail) Trevor D. Wind, Esq. (via electronic mail)

Enclosures